UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

CONSORTIUM IS AWARDED DARK-FIBER LEASE

Mexico City, June 14, 2010 – Grupo Televisa, S.A.B. (“Televisa”; NYSE: TV; BMV: TLEVISA CPO) announced today that on June 9, 2010, the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) granted to the consortium formed by Telefónica, Televisa and Megacable, a favorable award in the bidding process for a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission (Comisión Federal de Electricidad) or "CFE".

The consortium, through the company "Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V." or "GTAC", in which each of Telefónica, Televisa and Megacable have an equal equity participation, will be granted a contract to lease 19,457 kilometers of dark fiber-optic capacity from the CFE, along with the corresponding concession to operate a public telecommunications network. As consideration for the contract, GTAC will pay Ps.883.8 million. GTAC plans to have the network ready to offer commercial services in approximately 18 months, and expects to invest close to an additional Ps.1.3 billion during this time period to get the network ready for service.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: June 15, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President